UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Integrated Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

45818D 10 8
(CUSIP Number)

David H. Smith II
34 Shorehaven Road
Norwalk, CT 06855
telephone: 203 853 1611
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David H. Smith II I.R.S. I.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,874,933 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,874,933 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,933 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Tailwind V.C., LLC I.R.S. I.D. 74-3005251
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 225,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Interim Advantage Fund LLC I.R.S. I.D. 06-1455158
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 105,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Cytra Corporation I.R.S. I.D. 06-1308202
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 75,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Contra V.C. LLC I.R.S. I.D. 06-1531033
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 150,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fivex, LLC I.R.S. I.D. 30-0250838
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION CT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 450,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.

This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Integrated Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 310 Authority Drive Fitchburg, MA 01420-6047.

Item 2. Identity and Background.

(a) - (c)

David H. Smith II is an individual private investor having an address of 34 Shorehaven Road, Norwalk, CT 06855. The other Reporting Persons are as follows:

Reporting Person	Interim Advantage Fund LLC	Tailwind VC, LLC	Cytra Corporation	Contra VC LLC	Fivex LLC
Place of organization	CT	CT	DE	CT	CT
Principal Business	investments	investments	investments	investments	investments
Address of Principal Office	34 Shorehaven Road Norwalk, CT 06855	34 Shorehaven Road Norwalk, CT 06855	34 Shorehaven Road Norwalk, CT 06855	34 Shorehaven Road Norwalk, CT 06855	34 Shorehaven Road Norwalk, CT 06855

Mr. Smith is the President of Cytra Corporation and is the Manager of Interim Advantage Fund LLC, Tailwind VC LLC, Contra VC LLC and Fivex LLC.

(d) - (e)

None of the reporting persons has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or

(ii)  been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smith is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisition of shares giving rise to the requirement to file this schedule consist of shares issued directly by the issuer to Mr. Smith as compensation for his services as a director of the Company. The number of shares acquired was 14,368, and the shares had an aggregate value, at the time that they were earned, of $25,000.

Item 4. Purpose of the Transaction.

Mr. Smith acquired these shares for investment purposes.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,853,965 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

As of September 28, 2005, the Reporting persons collectively owned beneficially 3,909,993 Shares, constituting approximately 23.2% of the Shares outstanding. Of that number, 1,269,125 Shares are shares that the Reporting Persons have a right to acquire pursuant to the exercise of warrants. The ownership of each Reporting Person is as follows:

	David Smith	Interim Advantage Fund LLC	Tailwind V.C., LLC	Cytra Corp.	Contra V.C., LLC	Fivex LLC	Total

Shares	1,950,868	90,000	150,000	50,000	100,000	300,000	2,640,868
Warrants	924,125	45,000	75,000	25,000	50,000	150,000	1,269,125
Total	2,874,993	135,000	225,000	75,000	150,000	450,000	3,909,993
Percent	17.1%	0.8%	1.3%	0.4%	0.9%	2.7%	23.2%

(c) During period beginning sixty days prior to the transaction giving rise to the obligation to file this Schedule 13D and the date of this filing by Mr. Smith, the sole transaction in the Shares effectuated by Mr. Smith was the receipt of 14,368 Shares, then having a market value of $25,000, for his services as a director of the Issuer.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares acquired as described in clause (c) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COMPANY NAME CORPORATION

Date: September 29, 2005	By:	/s/ David H. Smith II
Individually, as President of Cytra Corporation and as Manager of Interim Advantage Fund LLC, Tailwind VC LLC, Contra VC LLC and Fivex LLC